Exhibit 99.1

Contact:

Alon Blue Square Israel Ltd.

Yehuda van der Walde, CFO

Toll-free telephone from U.S. and Canada: 888-572-4698

Telephone from rest of world: 972-9-961-8504

Fax: 972-9-961-8636

Email: cfo@bsi.co.il

ALON BLUE SQUARE ISRAEL LTD. (NYSE:BSI) ANNOUNCES THE FINANCIAL RESULTS FOR THE FOURTH QUARTER AND FOR 2014

March 30, 2015 – Yakum, Israel

*	The Company's revenues, net of government fess, in 2014 amounted to NIS 11.1 billion compared to NIS 11.9 billion in 2013.

*	Operating profit in 2014 amounted to NIS 56.2 million compared to NIS 153.9 million in 2013.

*	Adjusted EBITDA amounted to NIS 400.5 million in 2014 compared to NIS 461.5 million in 2013.

*	In the Fueling and Commercial sites segment- in 2014, the results of this segment amounted to NIS 140.5 million compared to NIS 138.6 million in 2013.

*	In the Supermarkets segment- in 2014, the results of this segment amounted to NIS 39.3 million compared to NIS 99.2 million in 2013, a decrease of 60.4% that derived mainly from decrease in sales and erosion of the gross profit that was offset from a gain stemming from the sale of the logistic center in Rishon Lezion.

*	In the Real Estate segment – in 2014, the results of this segment amounted to NIS 102.6 million compared to NIS 75.0 million in 2013, an increase of 37% mostly deriving from increase in revenues and higher revaluation profits compared to last year.

*	In the Houseware and textile segment – in 2014, the results of this segment amounted to NIS 11.5 million – the transition to profit from loss of NIS 2.0 million in 2013 derives from efficiency measures and increase in profitability.

*	Others segment

-	Diners – the Company's share in the net income of Diners amounts to NIS 16.7 million in 2014 compared to NIS 20.0 million in 2013. In 2014, Diners stepped up its marketing measures and therefore, the results included expenses made in respect of issuing a credit card in collaboration with El Al and You club.

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-	You Phone – continues to maintain its status as the largest MVNO in Israel and continues its marketing actions and increasing the brand awareness. A decrease in operating loss of 47% in 2014 compared to 2013.

*	The results of branches in respect of which it was resolved to discontinue their operations amounted to a loss of NIS 68.9 million in 2014 compared to a loss of NIS 55.3 million in 2013.

*	Tax expenses in 2014 amounted to NIS 209.9 million compared to tax benefit of NIS 12.7 million. Tax expenses in this year included the amortization of tax asset in amount of NIS 132.0 million.

*	In 2014, net loss amounted to NIS 368 million compared to a net loss of NIS 117 million in 2013. The net loss neutralizing the amortization of tax assets amounted to NIS 236.0 million.

Consolidated profit and loss

	2014				2013
Consolidated profit and loss, NIS in millions	Q1	Q2	Q3	Q4	Q4
Revenues from sales, net	2,714.9	2,886.9	2,887.5	2,572	2,836.9
Gross profit	601.8	644.2	650.3	523.7	621.6
Operating profit (loss) before financing	10.5	40.6	80.1	(74.9)	64.0
Net income (loss)	(21.8)	(19.1)	12.0	(339.1)	(4.8)
Adjusted EBITDA	84.8	110.4	136.5	68.8	119.0

Segment results:

	2014				2013
Segment results, NIS in millions	Q1	Q2	Q3	Q4	Q4
Fueling and Commercial sites	27.1	38.4	44.4	30.6	26.1
Supermarkets *	(6.6)	15.8	59.5	(29.4)	44.1
Houseware and textile	5.8	1.7	3.0	1.0	(2.9)
Real Estate	24.0	22.5	12.1	44.0	39.3

	2014	2013
Segment results, NIS in millions	1-12	1-12
Fueling and Commercial sites	140.5	138.6
Supermarkets	39.3	99.2
Houseware and textile	11.5	(2.0)
Real Estate	102.6	75.0

* The third quarter includes a gain of NIS 28 million from realizing part of the logistic center complex in Rishon Lezion. The fourth quarter includes a gain of NIS 10 from realization of assets.

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Mr. Amit Ben Itzhak – chairman of the Board of Directors

"Today, the Company sums up a challenging year from the macroeconomic environment aspect, internal measures that were taken to implement strategy and personnel exchanges in the Company's management.

Alon Blue Square is the largest retail group in Israel operating in the daily consumption segments: food, fuel and communication. In recent years, these segments are characterized by an increased competition alongside a decline in the volumes of consumption and burdensome regulation. In 2014, these facts accelerated the implementation of Mega's strategic plan on one hand and on the other hand, extended the time required for the plan to materialize. For instance, reducing commercial spaces and exiting from 19 branches, relocating to a new logistic center in Kibbutz Eyal spanning over an area of 28,000 square meters and conversion of branches in 2014, resulted in the increase of expenses while the fruits of these measures are remained to be seen. In addition, the burdensome regulatory environment and the uncertainty surrounding the implementation of the food law slowed down the progress of some of the measures.

BSRE had a positive year where it completed the construction and occupancy of another floor in Hadar mall, the logistic center in Kibbutz Eyal and Comverse building in Ra'anana, which began producing income and contributing to its financial results. In addition, the construction of Givon parking lot in Tel Aviv that is expected to commence its operations in 2015 was completed. With respect to the wholesale market which is expected to open in more than a year, the Company entered into lease agreements with anchor tenants in the fashion sector and secured the lease of 60% of the commercial spaces.

Dor Alon continues its establishment as a leading company in the fueling sites segment alongside measures of unlocking value and creating other profit sources such as: development of sites which have other real estate rights, betterment of lands and leveraging the knowledge and experience for entering interfacing segments such as, ventures of conversion and marketing of natural gas to plants.

In recent months, "Alon Blue Square" reported on personnel changes in the group management and the retirement of co-CEOs. Nonetheless, I wish to indicate that each of the group companies is managed independently which continues implementing the work plans and works for achieving targets fully and on an ongoing basis.

In this opportunity, I wish to thank, in the name of the shareholders and the Board members, David Weissman for many years of work and leading the group".

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ALON BLUE SQUARE ANNOUNCES APPOINTMENT OF NEW CHIEF EXECUTIVE OFFICER

The Company announces that the Board of Directors has approved the appointment of Mr. Avigdor Kaplan to serve as the Company's new Chief Executive Officer, effective March 29, 2015.

Mr. Kaplan has served as a member of the board of directors of the Company since February of 2015 and as CEO of Alon Israel Oil Company Ltd. since the beginning of the year 2015. From June 2013 to June 2014, he served as the Director General of Hadassah Medical Organization.  From June 2008 to May 2013, Mr. Kaplan served as the Chairman of the Board of Clal Insurance Group, and from May 1997 to May 2008, he served as CEO of the Clal Insurance Group. Mr. Kaplan holds a B.A. in Economics and Statistics from The Hebrew University, a Diploma in Business Administration  from The Hebrew University, an M.sc in Industrial Engineering from Technion, and a PhD in Health Sciences from Ben Gurion University.

Company also announces that its director Mr. Shlomo Even tendered his resignation to the Company.

Alon Blue Square expresses its appreciation and thanks to Mr. Even for his contribution.

Results for 2014.

Gross revenues

Revenues (including government levies) for 2014 amounted to NIS 14,048.0 million (U.S. $3,612.2 million) as compared to revenues of NIS 14,860.9 million in the comparable period last year, a decrease of 5.5% mainly in the Supermarkets segment and Fueling and commercial sites segment.

Revenues from sales, net

Revenues of the Fueling and Commercial sites segment – amounted in 2014 to NIS 4,859.6 million (U.S. $1,249.6 million) as compared to NIS 5,140.5 million in the corresponding period last year, a decrease of 5.5%. The main decrease was due to decrease in fuel prices.

Revenues of the Supermarkets segment1 – amounted this year to NIS 5,442.9 million (U.S. $1,399.6 million) as compared to NIS 5,773.6 million in the corresponding period last year, a decrease of 5.7%. The main decrease in sales mainly derived from decrease in consumption, increased competition, price reduction and from the conversion of 27 branches to YOU chain, which sells at lower prices, which were closed during their conversion period.

Revenues of the Houseware and textile segment – amounted this year to NIS 300.2 million (U.S. $77.2 million) as compared to NIS 300.6 million in the corresponding period last year.

Revenues of the Real Estate segment – amounted this year to NIS 51.2 million (U.S. $13.2 million) compared to NIS 38.4 million in 2013, an increase of 33.3%. The increase in revenues derives from increase in rented spaces to external parties.

Gross profit in 2014 amounted to NIS 2,420.0 million (U.S. $622.3 million) (21.9% of revenues) as compared to gross profit of NIS 2,573.5 million (21.7% of revenues) in 2013, a decrease of 6.0%. The decrease in the gross profit compared to the corresponding period last year was mainly due to the decrease in the gross profit in the Supermarkets segment.

In the Fueling and Commercial sites segment, gross profit amounted to NIS 791.7 million (U.S. $203.6 million), (16.3% of revenues) compared to NIS 788.6 million in the comparable period last year (15.3% of revenues), increase of 0.4%.

In the Supermarkets segment, gross profit amounted to NIS 1,353.1 million (U.S. $347.9 million), (24.9% of revenues) compared to NIS 1,481.7 million in the comparable period last year (25.7% of revenues), a decrease of 8.7%. The decrease in gross profit mainly derives from decrease in sales, as aforesaid.

1 The segment revenues do not include branches which were resolved to cease their operations and therefore are not included in the segment. Comparative figures were adjusted accordingly.

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In the Houseware and textile segment, gross profit amounted to NIS 166.6 million (U.S. $42.8 million), (59.3% of revenues) compared to NIS 158.2 million in 2013 (57.9% of revenues), an increase of 5.3%, which derives from increase in gross profit rate.

Selling, general and administrative expenses in 2014 amounted to NIS 2,459.7 million (U.S. $632.5 million) (22.2% of revenues), compared to expenses of NIS 2,472.9 million (20.8% of revenues) in 2013, a decrease of 0.5%.

In the Fueling and Commercial sites segment, selling, general and administrative expenses in 2014 amounted to NIS 670.8 million (U.S. $172.5 million) compared to NIS 653.8 million in the comparable period last year, an increase of 2.6%, mainly from opening new sites and from increase in the provision for doubtful accounts in 2014.

In the Supermarkets segment, selling, general and administrative expenses amounted to NIS 1,367.0 million (U.S. $351.5 million) compared to NIS 1,373.1 million in the comparable period last year, a decrease of 0.4% that mainly derives from decrease in selling spaces and from efficiency measures and were partially offset from additional costs from the launch of the YOU chain and other real price increases.

In the Houseware and textile segment, selling, general and administrative expenses amounted to NIS 155.2 million (U.S. $39.9 million) compared to NIS 159.2 million in the comparable period last year, a decrease of 2.5%.

In the Real Estate segment, selling, general and administrative expenses amounted to NIS 20.6 million (U.S. $5.3 million) compared to NIS 19.8 million in the comparable period last year, an increase of 4%.

Increase in fair value of investment property in 2014, the Company recorded a profit in the amount of NIS 50.3 million (U.S. $12.9 million) from valuation of investment property compared to a profit of NIS 47.6 million in 2013.

Other expenses, net other expenses in this quarter amounted to NIS 46.2 million (U.S. $11.9 million) compared to other expenses of NIS 3.7 million in the fourth quarter of 2013. Other expenses in this quarter include the amortization of goodwill of Houseware and textile segment of NIS 21.0 million (U.S. $5.4 million) and a provision made for investing in Kfar Hasha'shuim in amount of NIS 35.0 million (U.S. $9.0 million).

Share in gains of associates in 2014, amounted to NIS 38.0 million (U.S. $9.8 million) compared to a share in gains of NIS 27.2 million in 2013.

Operating profit before financing in 2014, amounted to NIS 56.2 million (U.S. $14.5 million) (0.5% of revenues) as compared to operating profit of NIS 153.9 million (1.3% of revenues) in 2013, a decrease of 63.5%.

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In the Fueling and Commercial sites segment, operating profit in 2014 amounted to NIS 140.5 million (U.S. $36.1 million) (2.9% of revenues) as compared to operating profit of NIS 138.6 million in 2013, an increase of 1.4%. The main increase in operating profit derived from increase in the company's share in gains of associates and increase in other income.

In the Supermarkets segment, operating profit amounted to NIS 39.3 million (U.S. $10.1 million) (0.7% of revenues) as compared to operating profit of NIS 99.2 million in 2013, a decrease of 60.4%, that mainly derived from decrease in sales and gross profit.

In the Houseware and textile segment, operating profit amounted to NIS 11.5 million (U.S. $3.0 million) (4.1% of revenues) as compared to operating loss of NIS 2.0 million in 2013. The transition into operating profit derives from increase in gross profit and decrease in selling, general and administrative expenses.

In the Real Estate segment, operating profit amounted to NIS 102.6 million (U.S. $26.4 million) (200.6% of revenues) as compared to operating profit of NIS 75.0 million in the 2013, an increase of 36.8%, deriving from increase in revenues and higher revaluation profits compared to 2013.

Finance costs, net in 2014, amounted to NIS 211.3 million (U.S. $54.3 million) as compared to net finance costs of NIS 254.0 million in 2013. The decrease in finance costs, net derives from the effect of the CPI on the Company's financial liabilities, part of which are linked to the CPI (in this period the CPI decreased at 0.1% compared to an increase of 1.90% in the comparable period last year), raising debt at lower interest rates and was partly offset from increase in the dollar exchange rate.

Taxes on income tax expenses in 2014 amounted to NIS 209.9 million (U.S. $54.0 million) as compared to tax benefit of NIS 12.7 million in 2013. In the fourth quarter of 2014, the Company amortized the full tax asset in respect of losses carried forward in subsidiaries which have losses for tax purposes more than three years. The impact on tax expenses in 2014 amounted to NIS 132.0 million (U.S. $33.9 million).

Loss from continued operations, amounted in 2014 to NIS 364.9 million (U.S. $93.8 million) compared to a loss of NIS 87.4 million in 2013. The loss from continued operations in this period attributed to the Company's shareholders amounted to NIS 418.7 million (U.S. $107.7 million) or NIS 6.35 per share (U.S. $1.6) and the income from continued operations attributed to non-controlling interests amounted to NIS 53.8 million (U.S. $13.8 million).

Loss from discontinued operations, attributed to the Company's shareholders amounted in 2014 to NIS 3.1 million (U.S. $0.8 million) or NIS 0.05 per share (U.S. $0.01) compared to a loss of NIS 30.0 million in 2013.

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Cash flows for 2014

Cash flows from operating activities: Net cash flows provided by operating activities amounted to NIS 505.9 million (U.S. $130.1 million) in 2014 compared to NIS 604.7 million provided by operating activities in 2013. The main decrease in cash flows from operating activities derives from decrease in profit and from tax refunds of NIS 44.2 million that were received last year compared to tax payments of NIS 18.0 million (U.S. $4.6 million) this year.

Cash flows used in investing activities: Net cash flows used in investing activities amounted to NIS 74.7 million (U.S. $19.2 million) in 2014 as compared to net cash flows used in investing activities of NIS 270.3 million in 2013. Cash flows used in investing activities in this period mainly included the purchase of investment property, property and equipment and intangible assets of NIS 323.3 million (U.S. $83.1 million) net of the proceeds from realization of property and equipment and investment property of NIS 109.7 million (U.S. $28.2 million), proceeds from marketable securities, net of NIS 140.2 million (U.S. $36.1 million), collection of long term loans of NIS 10.6 million (U.S. $2.7 million) and interest received in the amount of NIS 12.4 million (U.S. $3.2 million). In 2013 the cash flows used in investing activities mainly included the purchase of investment property, property and equipment and intangible assets of NIS 243.6 million, investment in marketable securities of NIS 158.9 million, and was offset by proceeds from realization of investment property and property and equipment of NIS 72.5 million, repayment of loans of NIS 38.5 million, and interest received of NIS 18.9 million.

Cash flows used in financing activities: Net cash flows used in financing activities amounted to NIS 457.6 million (U.S. $117.7 million) in this period as compared to net cash flows used in financing activities of NIS 282.5 million in 2013. The cash flows used in financing activities this period mainly included the repayment of long term loans of NIS 586.4 million (U.S. $150.8 million), repayment of debentures of NIS 536.3 million (U.S. $137.9 million), interest payment of NIS 220.7 million (U.S. $56.7 million) decrease in short term bank credit of NIS 45.8 million (U.S. $11.8 million) and dividend payment to non- controlling interests of NIS 59.4 million (U.S. $15.3 million) offset by receiving long term loans NIS 768.3 million (U.S. $197.6 million), purchase of shares in subsidiaries by non- controlling interests in the amount of NIS 69.7 million (U.S. $17.9 million) and issuance of debentures of NIS 158.1 million (U.S. $40.7 million). The net cash flows used in financing activities in 2013 included mainly repayment of debentures of NIS 601.1 million, repayment of long term loans of NIS 263.2 million, decrease in short term credit of NIS 301.8 million, interest payments of NIS 250.4 million and dividend payment to non- controlling interests of NIS 30.7 million and was offset by issuance of debentures of NIS 732.2 million and receipt of long term loans of NIS 392.0 million and purchase of shares in subsidiaries by non- controlling interests in the amount of NIS 50.3 million

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Results for the fourth quarter of 20142

Gross revenues

Revenues (including government levies) in the fourth quarter of 2014 amounted to NIS 3,306.8 million (U.S. $850.3 million) as compared to revenues of NIS 3,607.3 million in the comparable quarter last year, a decrease of 8.3% which mainly derives from a decrease in fuel prices resulting in a decline in Dor Alon sales and from a decrease in sales of Supermarkets segment.

Revenues from sales, net

Revenues of the Fueling and Commercial sites segment – amounted in this quarter to NIS 1,144.0 million (U.S. $294.2 million) as compared to NIS 1,243.1 million in the corresponding quarter last year, a decrease of 8.0%. The main decrease was due to decrease in fuel prices.

Revenues of the Supermarkets segment 3– amounted in this quarter to NIS 1,291.2 million (U.S. $332.0 million) as compared to NIS 1,373.8 million in the corresponding quarter last year, a decrease of 6.0%. The decrease derives mainly from price reduction, decrease in consumption, conversion of branches into YOU chain, which during the conversion period were partly closed, decrease in the sales of Eden Teva market following the closing of several points of sale that were located in Mega branches.

Revenues of the Houseware and textile segment – amounted in this quarter to NIS 66.9 million (U.S. $17.2 million) compared to NIS 68.3 million in the corresponding quarter last year, a decrease of 2.0%. The decrease in revenues derives from a decrease in sales of houseware products which is partly offset by an increase in sales in the home textile segment.

Revenues of the Real Estate segment – increase in rental fees of 67.4% in the fourth quarter of 2013 from NIS 9.2 million to NIS 15.4 million (U.S. $4.0 million) in this quarter. The increase in revenues in this quarter mainly derives from increase in rented spaces to external parties.

2 The Company operates in 4 reportable segments: fueling and commercial sites, supermarkets, houseware and textile and real estate. Segment reporting is included in this report below.

3 The segment revenues do not include branches which were resolved to cease their operations and therefore are not included in the segment. Comparative figures were adjusted accordingly.

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Gross profit in the fourth quarter of 2014 amounted to NIS 523.7 million (U.S. $134.7 million) (20.4% of revenues) as compared to gross profit of NIS 621.6 million (21.9% of revenues) in the comparable quarter last year, a decrease of 15.7%. The decrease in the gross profit compared to the corresponding quarter last year was mainly due to the decrease in gross profit in the Supermarkets segment.

In the Fueling and Commercial sites segment, gross profit amounted to NIS 189.1 million (U.S. $48.6 million), (16.5% of revenues) compared to NIS 195.6 million in the comparable quarter last year (15.7% of revenues), a decrease of 3.3%. The main decrease in the gross profit mainly derived from higher inventory losses stemming from decrease in fuel prices, in this quarter compared to the corresponding quarter last year.

In the Supermarkets segment, gross profit amounted to NIS 287.5 million (U.S. $73.9 million), (22.3% of revenues) compared to NIS 355.1 million in the fourth quarter of 2013 (25.9% of revenues), a decrease of 19.0%. The decrease in the gross profit derives partly from decrease in sales, as aforesaid, the cost of operating 2 logistic centers, increase in gift coupons discounts and from a decrease in gross profit following the conversion of branches to YOU chain in the fourth quarter of this year.

In the Houseware and textile segment, gross profit amounted to NIS 38.1 million (U.S. $9.8 million), (57.8% of revenues) compared to NIS 35.8 million in the fourth quarter of 2013 (58.0% of revenues), an increase of 6.4% which was derived from the increase in gross profit rate in the houseware segment and was partly offset from a decrease in gross profit rate in the textile segment.

Selling, general and administrative expenses in the fourth quarter of 2014 amounted to NIS 596.1 million (U.S. $153.3 million) (23.2% of revenues), compared to expenses of NIS 591.9 million (20.9% of revenues) in the comparable quarter last year.

In the Fueling and Commercial sites segment, these expenses amounted to NIS 170.3 million (U.S. $43.8 million) compared to NIS 168.4 million in the fourth quarter of 2013, an increase of 1.1% deriving from opening new sites and from increase in the provision for doubtful accounts.

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In the Supermarkets segment, selling, general and administrative expenses amounted to NIS 325.0 million (U.S. $83.6 million) compared to expenses of NIS 312.9 million in the fourth quarter of 2013, an increase of 3.9% deriving mainly from launching YOU chain.

In the Houseware and textile segment, these expenses amounted to NIS 37.5 million (U.S. $9.6 million) compared to NIS 38.3 million in the fourth quarter of 2013, a decrease of 2.1% in expenses deriving mainly from a decrease houseware expenses.

In the Real Estate segment, these expenses amounted to NIS 5.9 million (U.S. $1.5 million) compared to NIS 5.4 million in the fourth quarter of 2013.

Increase in fair value of investment property in this quarter, the Company recorded a profit in the amount of NIS 30.3 million (U.S. $7.8 million) compared to a profit of NIS 31.9 million in the fourth quarter of 2013.

Other expenses, net other expenses in this quarter amounted to NIS 46.2 million (U.S. $11.9 million) compared to other expenses of NIS 3.7 million in the fourth quarter of 2013. Other expenses in this quarter include the amortization of goodwill of Houseware and textile segment of NIS 21.0 million (U.S. $5.4 million) and a provision made for investing in Kfar Hasha'shuim in amount of NIS 35.0 million (U.S. $9.0 million).

Share in gains of associates in this quarter amounted to NIS 13.3 million (U.S. $3.4 million) compared to NIS 6.1 million in the corresponding quarter last year.

Operating loss before financing amounted to NIS 74.9 million (U.S. $19.3 million) (2.9% of revenues) in this quarter as compared to operating profit of NIS 64.0 million (2.3% of revenues) in the fourth quarter of 2013. The transition to loss derived mainly from the Supermarkets segment.

In the Fueling and Commercial sites segment, operating profit in this quarter amounted to NIS 30.6 million (U.S. $7.9 million) (2.7% of revenues) as compared to operating profit of NIS 26.1 million in the fourth quarter of 2013, an increase of 17.2%. The main increase in operating profit derived mainly from increase in other income.

In the Supermarkets segment, operating loss in this quarter amounted to NIS 29.4 million (U.S. $7.6 million) (2.3% of revenues) as compared to operating profit of NIS 44.1 million in the fourth quarter of 2013. The transition to operating loss derived from decrease in sales and decrease in gross profit.

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In the Houseware and textile segment, operating profit in this quarter amounted to NIS 1.0 million (U.S. $0.3 million) (1.5% of revenues) as compared to operating loss of NIS 2.9 million in the fourth quarter of 2013. The transition to operating profit derives from increase in gross profit and a decrease in selling, general and administrative expenses.

In the Real Estate segment, operating profit in this quarter amounted to NIS 44.0 million (U.S. $11.3 million) (286% of revenues) as compared to operating profit of NIS 39.3 million in the fourth quarter of 2013, an increase of 12%. The main increase in operating profit mainly derives from an increase in rental income and higher profits of associates in this quarter compared to corresponding quarter last year.

Finance costs, net in this quarter amounted to NIS 51.9 million (U.S. $13.3 million) as compared to net finance costs of NIS 44.7 million in the fourth quarter of 2013. The increase in finance costs, net derives mainly from the increase of the exchange rate of U.S. dollar and was partly offset by raising debt at lower interest rates.

Taxes on income tax expenses in this quarter amounted to NIS 212.3 million (U.S. $54.6 million) as compared to tax expenses of NIS 7.1 million in the fourth quarter of 2013. In the fourth quarter of 2014, the Company amortized the full tax asset in respect of losses carried forward in subsidiaries which have losses for tax purposes more than three years. The impact on tax expenses in this quarter amounted to NIS 180.0 million (U.S. $46.3 million).

Net loss in this quarter amounted to NIS 339.1 million (U.S. $87.2 million) compared to an income from continued operations of NIS 12.2 million and net loss of NIS 4.8 million (which includes loss from discontinued operations of NIS 17.0 million) in the fourth quarter of 2013. The loss of this quarter attributed to the Company's shareholders amounted to NIS 363.7 million (U.S. $93.5 million) or NIS 5.52 per share (U.S. $1.42) and the income attributed to non-controlling interests amounted to NIS 24.7 million (U.S. $6.4 million).

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Cash flows for the fourth quarter of 2014

Cash flows from operating activities: Net cash flow provided by operating activities amounted to NIS 27.5 million (U.S. $7.1 million) in the fourth quarter of 2014 compared to net cash flow used in operating activities of NIS 12.3 million in the comparable quarter last year. The main increase derives from changes in working capital in the amount of NIS 123.9 million (U.S. $31.9 million), which was offset from a decrease in operating profit of NIS 102.1 million (U.S. $ 26.3 million) and from taxes paid in the amount of NIS 14.7 million (U.S. $3.8 million)

Cash flows used in investing activities: Net cash flows provided by investing activities amounted to NIS 37.7 million (U.S. $9.7 million) in this quarter as compared to net cash used in investing activities of NIS 41.1 million in the comparable quarter last year. Cash flows provided by investing activities in this quarter mainly included the proceeds from realization of property and equipment and investment property of NIS 54.3 million (U.S. $14.0 million), proceeds from realization of marketable securities, net in the amount of NIS 71.0 million (U.S. $ 18.2 million) offset by the purchase of investment property, property and equipment and intangible assets of total NIS 72.2 million (U.S. $18.6 million). In the fourth quarter of 2013 the cash flows used in investing activities mainly included the purchase of investment property, property and equipment, and intangible assets of NIS 62.9 million, investment in marketable securities in the amount of NIS 46.8 million, net of repayment of loans of NIS 49.8 million.

Cash flows used in financing activities: Net cash flows used in financing activities amounted to NIS 43.0 million (U.S. $11.0 million) in this quarter as compared to net cash flows provided by financing activities of NIS 35.4 million in the corresponding quarter last year. The cash flows used in financing activities this quarter mainly included repayment of long term loans of NIS 111.1 million (U.S. $28.6 million), repayment of debentures of NIS 124.5 million (U.S. $32.0 million), dividend payment to non- controlling interests of NIS 19.1 million (U.S. $ 4.9 million) and interest payments of NIS 61.8 million (U.S. $15.9 million), and was offset by receiving long term loans of NIS 159.3 million (U.S. $41.0 million), purchase of shares in subsidiaries by non- controlling interest in the amount of NIS 69.7 million (U.S. $17.9 million) and increase in short term credit of NIS 49.7 million (U.S. $ 11.8 million). The net cash flows provided by financing activities in the fourth quarter of 2013 included mainly receipt of long term loan of NIS 169.4 million, issuance of debentures of NIS 167.8 million and was offset by repayment of debentures of NIS 114.2 million, repayment of long term loans of NIS 101.7 million, interest payments of NIS 61.7 million and decrease in short term bank credit, net of NIS 10.7 million.

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Additional Information

Adjusted EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization)4

In 2014 adjusted EBITDA was NIS 400.5 million (U.S. $103.0 million) (3.6% of revenues) compared to NIS 461.5 million (3.9% of revenues) in 2013.

In the fourth quarter of 2014 adjusted EBITDA was NIS 68.8 million (U.S. $17.7 million) (2.7% of revenues) compared to NIS 119.0 million (4.2% of revenues) in the fourth quarter of 2013.

Events during the reporting period

Fueling and Commercial sites segment

a.	As of December 31, 2014, Dor Alon operated 209 fueling stations and 214 convenience stores in various formats.

b.	In February 2014, in a joint company owned in equal shares by Dor Alon and a third party, an allocation of land was approved in the southern industrial region of Herzliya, which allows, under the approved urban building scheme, the establishment of a project at a scope of 52,000 square meters, a main area designated for organizations that employ workers. The allocation is subject to several conditions including a payment of capitalized lease fees. The joint company acts to submit an objection on the capitalization fee amount and the continued completion of the transaction with the Land Administration Office.

4 Use of financial measures that are not in accordance with Generally Accepted Accounting Principles

Adjusted EBITDA is a measure that is not in accordance with Generally Accepted Accounting Principles (Non-GAAP) and is defined as income before financial income (expenses) net, other gains (losses) net, changes in fair value of investment property, taxes, share in gains of associates, depreciation and amortization in addition to share in adjusted EBITDA of equity accounted investees and share in EBITDA of branches which were resolved to cease their operation and accumulated revaluation profits of real estate properties that were realized in the period and capital gains from realizing real estate properties that were self-used. It is an accepted ratio in the retail industry. It is presented as an additional performance measure, since it enables comparisons of operating performances between periods and companies while neutralizing potential differences resulting from changes in capital structures, taxes, age of property and equipment and its related depreciation expenses. Adjusted EBITDA, however, should not be related to as a single measure or as an alternative to operating income, another performance indicator and to cash flow information, which are prepared using Generally Accepted Accounting Principles (GAAP) as indicators of profit or liquidity. Adjusted EBITDA does not take the costs of servicing debt and other liabilities into account, including capital expenditures and therefore it does not necessarily indicate the amounts that may be available to the use of the company and in addition Adjusted EBITDA should not be compared to other indicators with similar names reported by other companies because of differences in the calculation of these indicators. See the reconciliation between our net income and Adjusted EBITDA which is presented in this press release.

13

c.	In June 2014, a 55% held subsidiary of Dor Alon completed to convert the power station in Sugat plant in southern Israel to natural gas and commenced to supply steam to Sugat plant.

d.	On November 17, 2014, Dor Alon declared a dividend distribution of NIS 30 million that was paid on December 9, 2014. The Company's share was NIS 23.5 million (U.S. $6.0 million).

Supermarkets segment

a.	As of December 31, 2014, Mega operated 197 supermarkets under different formats. The results of branches which were resolved to cease their operations are included in the adjustments of segment reporting.

b.	As of December 31, 2014, the Company operated branches in a total area of 303,000 sq.m. In 2014, 19 branches with a total area of 50,000 sq.m were closed and three branches with a total area of 4,300 sq.m were opened. In addition, during 2014, commercial spaces in branches at a total area of 14,300 sq.m were reduced.

Sales per square meter in the Supermarkets segment in the fourth quarter of 2014 amounted to NIS 4,339 (U.S. $1,116) compared to NIS 3,986 in the corresponding quarter last year.

Sales per square meter in the Supermarkets segment in 2014 amounted to NIS 18,961 (U.S. $4,876) compared to NIS 17,169 in the corresponding period last year.

c.	In the reporting period, the Company changed the classification of purchasing inventory and supply chain costs from selling, general and administrative expenses to cost of sales. Comparative figures were classified accordingly.

d.	Following the strategic plan, Mega signed an agreement under which it transferred in the fourth quarter of 2014, the activity of 8 branches with a total area of 25,000 sq.m. Under the agreement, the purchaser will have the option to use the purchasing and supply services of Mega for the branches in respect of the transferred activity and Mega has the option to repurchase these branches at the end of the period defined in the agreement.

14

e.	In March 2014, the Knesset adopted new legislation in favor of "Promoting Competition in the Food Industry" – 2014 (the "Food Law"). The Food Law includes, among other things, regulation of operations of suppliers and retailers, application of geographic competition regions and provisions related to increasing the transparency of prices. The Company cannot evaluate the future implications of the Food Law on its results.

f.	Sale of the logistic center in Rishon Lezion

In July 2014, a lot constituting a part of the logistic center in Rishon Lezion was sold for NIS 35 million. In December 2014, the logistic center was sold for NIS 95 million. A total of NIS 65 million were deposited in trust and were transferred on January 4, 2015. The remaining consideration is secured by a financial guarantee of the purchasers and will be paid until the end of March 2015. Exclusive possession of the logistic center was delivered in favor of the purchasers on December 31, 2014. The profit from the sale amounted to NIS 57.0 million before taxes, of which NIS 29 million was recorded in other gains in the fourth quarter of 2014.

Houseware and textile segment

As of December 31, 2014, the Company operates 112 stores (of which 11 franchised) according to the following breakdown: Na'aman – 64 stores, Vardinon – 48 stores.

Real Estate segment

a.	On February 23, 2014, an ordinary purchase offer of BSRE was completed for the purchase of 7.8% of its issued and outstanding share capital for NIS 160 million. The purchase offer was responded by 99.2% of BSRE shareholders including the Company. The Company's share in the purchase offer's consideration was NIS 120 million and the balance of NIS 40 million was paid to non-controlling interests and was included in the statements of cash flows used in financing activities under the line item "dividend paid to non-controlling interests". The holding rate of the Company in BSRE, after the purchase offer, is 74.71%.

b.	On November 12, 2014, BSRE declared a dividend distribution of NIS 50 million that was paid on December 8, 2014. The Company's share was NIS 37.3 million (U.S. $ 9.6 million).

15

c.	Wholesale market complex

Sale agreements with apartment purchasers

On or about the date of issuing the report, the residence company entered into commitment for 692 sale agreements with a scope of NIS 1,725 million (including VAT) and received advances of NIS 1,163 million (including VAT).

Commercial spaces in the mall

As of December 31, 2014, lease agreements were signed or are to be signed for 59% of the commercial spaces.

d.	On March 31, 2014, BSRE entered into an agreement with Harel Investments, Insurance and Financial Services Ltd. for obtaining a credit of up to NIS 105 million to finance the BSRE's share in the establishment of the office building in Ra'nana. The amounts used from the credit line will be considered as a loan and will bear variable interest linked to the prime rate. The loan principal is payable in 15 years effective from May 2015. To secure the loan, BSRE pledged its rights in the office building including related rights. The agreement prescribed terms allowing the lenders to put up the loan for immediate repayment, including financial covenants with respect to the project.

e.	Logistic center in Kibbutz Eyal

In June 2014, the construction of the logistic center in Kibbutz Eyal was completed with an area of 28,000 sq.m.

The logistic center was established by a company jointly controlled by BSRE and a third party. At the beginning of July 2014 Mega commenced the operation of the logistic center according to the lease agreement between them.

f.	Point Wells

On April 10, 2014, the Supreme Court of Washington State approved for BSRE's subsidiary a vested right to develop real estate according to "Urban Center" zoning in a scope of 3,000 residential units, public areas and development plans.

g.	Givon Parking Lot – Tel Aviv

The parking lot was established by BSRE and a third party via a jointly controlled company and it includes 1,000 parking spaces. The parking lot obtained a temporary form 4 before occupancy and the Company acts to obtain an approval for operating the parking lot.

16

h.	Comverse building

BSRE completed in the last quarter of 2014 the construction of the office building in Ra'anana with an area of 26,500 sq.m and approximately 900 parking lots. (the share of BSRE in the building is 50%) and delivered most of the area to the tenant.

Others segment

Diners

Collaboration agreement between Diners and El Al

In June 2014, Diners (a 49% held associate) entered into an agreement with El Al Israel Airlines Ltd. (El Al) to issue credit card of the "FLY CARD" brand. The credit cards will confer to the card holders unique benefits which include among others, accumulating frequent flyer points of El Al for making transactions in the FLY CARD credit cards.

In addition, an agreement was signed between YOU club and El Al under which FLY CARD holders of Diners will be members of the YOU club and will enjoy an accelerated points accumulation for their purchases in the group's points of sale such as: YOU, Mega, Dor Alon, Alonit, Naaman Vardinon, C Espresso and more.

Updating Diners agreement

On September 23, 2014, the Company, Diners and Israel Credit Cards Ltd. (CAL) approved changes in the agreement for the purchase of Diners shares from CAL under the conditions of YOU club agreement which include, among others, extending the club agreement until 2019 and modifications for determining the value of Diners' share if CAL will repurchase such shares in certain cases as detailed in the agreement.

Dividend distribution by Diners

On September 30, 2014, Diners distributed a dividend of NIS 100 million under the conditions prescribed in the share sale agreement.

17

General

1. Sale of Kfar Hasha'shuim

In February 2014, BEE group completed the sale of 65% of its holdings in Kfar Hasha'shuim ,which was classified as discontinued operations, for NIS 13 million which will be payable under the terms of the agreement. BEE group granted the purchaser an option to purchase its remaining holdings in Kfar and the purchaser granted an option to sell him the remaining investment under the terms of the agreement.

The Company will continue to provide in favor of Bank Hapoalim a comfort letter for the balance of the credit facility of Kfar Hasha'shuim and at the same time the purchaser signed the collateral in respect of the account. In addition, the purchaser committed to decrease every year the debt to the bank and upon the completion of the purchase of all shares by the purchaser, the comfort letter in favor of the bank will expire.

The Company included its share in the results of Kfar Hasha'shuim until the realization date of transaction. In February 2015, an amended agreement was signed which includes, among others, a mechanism for adjustment the consideration to be received such that the final consideration may be decreased by an additional NIS 6 million.

In the fourth quarter of 2014 the Company made a provision for the investment in Kfar in amount of NIS 35.0 million.

	Operating results until the transaction completion date	Year ended December 31
	2014	2013
	NIS in thousands
Sales	22,155	114,837
Gross profit	3,329	23,829
Operating loss	(2,092)	(8,375)
Loss included in discontinued operations in profit or loss	(3,065)	(29,994)

Cash flows used in sale of Kfar:

NIS in thousands
Investments in associate	(7,000)
Other long-term receivables	(9,000)
Assets of disposal groups classified as held for sale	93,680
Liabilities of disposal groups classified as held for sale	(79,769)
Cash flows used in sale of Kfar	(2,089)

18

Cash balances deposit agreement between the Company and BSRE

In April 2014, monetary balances agreement for three years between the Company and BSRE was approved. Under the agreement, the Company may receive or deposit in BSRE up to NIS 150 million on ON-CALL terms. The Company will provide BSRE, as collateral for amounts to be deposited by BSRE, a fixed charge on BSRE shares owned by the Company such that the total value of collaterals will not fall below 2. If the rating of the Company's bonds will be lowered by three rating levels, the maximum loan amount that BSRE may deposit in the Company will be reduced to NIS 50 million. The agreement is valid for three years.

3 .Sale of BSRE shares

On December 18, 2014, the Company sold 5.1% of BSRE shares for NIS 69 million. After the sale the company holds 69.71% of BSRE share capital. The difference between the consideration and the carrying cost after tax effect was directly recognized in equity.

Issuance of bonds

a.	On January 27, 2014, BSRE completed the exchange of NIS 200 million par value of bonds (Series B) (recorded in the books at a liability value of NIS 238 million) pursuant to a partial exchange tender offer against an expansion of bonds (Series E) at a par value of NIS 265 million. The exchange had no effect on the statement of income.

b.	On March 18, 2014, Midroog ratified the rating of P-1 for commercial securities of the Company and also lowered the rating of bonds Series A and C of the Company to A3 stable. In addition, Midroog approved for the Company the issuance of bonds at a scope of NIS 150 million by expanding Series C or a new series.

c.	On April 3, 2014, bonds (Series C of the Company) were expanded by way of a private placement of NIS 150 million par value of bonds (Series C) to institutional investors at a price of 101.3% of their par value, reflecting a return of 3.8%.

19

Subsequent events

a.	On February 8, 2015, the Company sold 5% of BSRE shares for NIS 72.3 million. After the sale the Company holds 64.71% of BSRE share capital.

b.	On February 26, 2015, the Company sold 1% of BSRE shares for NIS 15.4 million. After the sale the Company holds 63.71% of BSRE share capital. The sale was carried out so as to increase the public holding in the share as defined in the stock exchange directive, over 35% on the next examination date effective February 28, 2015 and by that increase the weight of BSRE share according to indicators calculated by the stock exchange.

c.	On March 10, 2015, Midroog ratified the A3 rating with negative outlook of series C bonds and lowered to P2 the rating of the Company's commercial papers.

d.	On March 16, 2015, BSRE declared a dividend distribution of NIS 30 million that to be paid on April 15, 2015. The Company's share is NIS 19.1 million (U.S. $ 4.9 million).

NOTE A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the exchange rate prevailing at December 31, 2014: U.S. $1.00 equals NIS 3.889. The translation was made solely for the convenience of the reader.

20

###

Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates in four reportable operating segments and is the largest retail company in the State of Israel. In the Fueling and Commercial Sites segment, Alon Blue Square through its 78.43% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 209 petrol stations and 214 convenience stores in different formats in Israel. In its supermarket segment, Alon Blue Square, as a pioneer in the modern food retail, through its 100% subsidiary, Mega Retail Ltd., currently operates 193 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Housware and textile" segment, Alon Blue Square, through its TASE traded 77.51% subsidiary, Na'aman Group (NV) Ltd. operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Real Estate segment, Alon Blue Square, through its TASE traded 63.71% subsidiary Blue Square Real Estate Ltd., owns, leases and develops income producing commercial properties and projects. In addition, Alon Blue Square through its 100% subsidiary, Alon Cellular Ltd, operates an MVNO network in Israel, through Diners Club Israel Ltd., an associate held at 49%, which operates in the sector of issuance and clearance of YOU credit cards to the customer club members of the group and through Dr. Baby Marketing and Distribution 888 Ltd. 100 % held subsidiary as a retailer and wholesaler in the baby products sector.

21

Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following: the effect of the economic conditions in Israel on the sales in our stores and of our products and on our profitability; our ability to compete effectively against low-priced supermarkets, large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; fluctuations in the price of petroleum products and increases in excise tax rates imposed on the sale of petroleum products in Israel; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; government policies with respect to residential building may have a negative impact on our operations in residential building, and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2013. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

22

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2014

(UNAUDITED)

			Convenience translation
	December 31,		December 31,
	2013	2014	2014
	NIS		U.S. dollars
	In thousands

Assets

CURRENT ASSETS:
Cash and cash equivalents	322,579	290,102	74,596
Investment in securities	498,779	362,827	93,296
Short-term bank deposits	93,803	94,307	24,250
Trade receivables	1,221,932	1,030,367	264,944
Other accounts receivable including current maturities of loans receivable	286,661	430,707	110,750
Derivative financial instruments	792	395	102
Assets of disposal groups classified as held for sale	99,166	-	-
Income taxes receivable	25,223	16,020	4,119
Inventories	602,013	511,661	131,566
	3,150,948	2,736,386	703,623

NON-CURRENT ASSETS:
Investments accounted for using equity method	962,767	977,028	251,229
Derivative financial instruments	5,517	4,698	1,208
Real estate inventories	106,780	126,012	32,402
Investments in securities	60,259	59,283	15,244
Loans receivable, net of current maturities	166,926	135,171	34,757
Property and equipment, net	2,535,084	2,322,036	597,078
Investment property	770,490	982,619	252,666
Intangible assets, net	1,203,725	1,140,343	293,223
Other long-term receivables	32,612	52,740	13,561
Deferred taxes	167,376	27,844	7,160
	6,011,536	5,827,774	1,498,528
Total assets	9,162,484	8,564,160	2,202,151

23

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2014

(UNAUDITED)

			Convenience translation
	December 31,		December 31,
	2013	2014	2014
	NIS		U.S. dollars
	In thousands
Liabilities and shareholders' equity

CURRENT LIABILITIES:
Credit and loans from banks and others	829,812	774,626	199,184
Current maturities of debentures and convertible debentures	610,354	466,935	120,066
Current maturities of long-term loans from banks	251,089	283,342	72,857
Trade payables	1,235,627	1,195,822	307,488
Other accounts payable and accrued expenses	637,258	723,274	185,980
Customers' deposits	28,469	28,212	7,254
Derivative financial instruments	6,484	1,060	273
Income taxes payable	3,199	24,393	6,272
Provisions	59,190	67,697	17,407
Liabilities of disposal groups classified as held for sale	85,556	-	-
	3,747,038	3,565,361	916,781

NON CURRENT LIABILITIES:
Long-term loans from banks and others, net of current maturities	1,273,571	1,414,607	363,746
Convertible debentures, net of current maturities	61,486	30,738	7,904
Debentures, net of current maturities	2,208,228	2,011,999	517,356
Other liabilities	129,292	111,782	28,744
Derivative financial instruments	2,847	1,931	497
Liabilities in respect of employee benefits, net of amounts funded	71,304	58,716	15,098
Deferred taxes	183,703	217,237	55,859
	3,930,431	3,847,010	989,204
Total liabilities	7,677,469	7,412,371	1,905,985

EQUITY:

Ordinary shares of NIS 1 par value	79,881	79,881	20,540
Additional paid-in capital	1,219,279	1,219,279	313,520
Other reserves	34,575	76,661	19,712
Accumulated deficit	(279,611)	(701,122)	(180,283)
	1,054,124	674,699	173,489
Non-controlling interests	430,891	477,090	122,677
Total equity	1,485,015	1,151,789	296,166
Total liabilities and equity	9,162,484	8,564,160	2,202,151

24

ALON BLUE SQUARE ISRAEL LTD.
CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEAR AND THREE MONTH PERIOD ENDED DECEMBER 31, 2014

(UNAUDITED)

					Convenience
					translation for
	Year ended December 31,		Three months ended December 31,		the year ended December 31,
	2013	2014	2013	2014	2014
	NIS				U.S. dollars
	In thousands (except per share data)
Revenues	14,860,869	14,048,034	3,607,250	3,306,833	3,612,248
Less – government levies	2,974,529	2,987,077	770,308	735,048	768,084
Net revenues	11,886,340	11,060,957	2,836,942	2,571,785	2,844,164
Cost of sales	*9,312,832	8,640,992	*2,215,334	2,048,125	2,221,905
Gross profit	2,573,508	2,419,965	621,608	523,660	622,259
Selling, general and administrative expenses	*2,472,855	2,459,701	*591,874	596,060	632,477
Other gains	3,049	95,036	2,938	28,203	24,437
Other losses	(24,567)	(87,344)	(6,616)	(74,360)	(22,458)
Increase in fair value of investment property, net	47,589	50,258	31,902	30,286	12,923
Share in gains of associates	27,211	37,997	6,056	13,347	9,770
Operating profit	153,935	56,211	64,014	(74,924)	14,454
Finance income	78,168	61,791	15,465	10,055	15,889
Finance expenses	(332,184)	(273,043)	(60,183)	(61,917)	(70,209)
Finance expenses, net	(254,016)	(211,252)	(44,718)	(51,862)	(54,320)
Profit (loss) before taxes on income	(100,081)	(155,041)	19,296	(126,786)	(39,866)
Taxes on income (tax benefit)	(12,667)	209,855	7,104	212,298	53,960

Profit (loss) from continued operations	(87,414)	(364,896)	12,192	(339,084)	(93,826)
Loss from discontinued operation	(29,994)	(3,065)	(17,028)	-	(789)
	(117,408)	(367,961)	(4,836)	(339,084)	(94,615)
Attributable to:
Equity holders of the Company	(145,695)	(421,778)	(17,829)	(363,747)	(108,455)
Non-controlling interests	28,287	53,817	12,993	24,663	13,839

Profit (loss) per ordinary share or ADS attributable to equity holders of the company
Basic and fully diluted
Continuing operations	(1.75)	(6.35)	(0.01)	(5.52)	(1.64)
Discontinued operations	(0.45)	(0.05)	(0.26)	-	(0.01)
	(2.20)	(6.40)	(0.27)	(5.52)	(1.65)
Weighted average number of shares or ADSs used for computation of earnings per share (NIS in thousands):
Basic and fully diluted	65,954	65,954	65,954	65,954	65,954

* Reclassified – see event during the reporting period in Supermarkets segment.

25

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR AND THREE MONTH PERIOD ENDED DECEMBER 31, 2014

(UNAUDITED)

					Convenience
					translation
	Year ended		Three months ended		for the year ended
	December 31		December 31		December 31,
	2013	2014	2013	2014	2014
	NIS				U.S. dollars
	In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit (loss) before taxes on income from continuing operations	(100,081)	(155,041)	19,296	(126,786)	(39,866)
Net loss from discontinued operation (before taxes)	(29,994)	(3,065)	(17,028)	-	(788)
Income tax received (paid), net	44,258	(17,982)	(2,635)	(14,708)	(4,624)
Adjustments for cash generated from operations (a)	690,511	682,006	(11,903)	169,038	175,365
Net cash provided by operating activities	604,694	505,918	(12,270)	27,544	130,087
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(140,007)	(225,250)	(38,387)	(54,194)	(57,920)
Purchase of investment property	(91,041)	(72,379)	(23,561)	(9,452)	(18,611)
Purchase of intangible assets	(12,556)	(26,190)	(940)	(8,519)	(6,734)
Proceeds from collection of short-term bank deposits, net	2,343	(504)	(1,725)	(4,400)	(130)
Proceeds from sale of property and equipment	21,186	100,940	18,765	54,335	25,955
Proceeds from sale of investment property	51,279	8,750	-	-	2,250
Proceeds from sale of marketable securities	220,264	378,491	73,722	142,009	97,323
Investment in marketable securities	(379,150)	(238,239)	(120,510)	(71,001)	(61,260)
Investment and loans to associates	(36,685)	(7,341)	(29,455)	(1,681)	(1,888)
Grant of long term loans	(24,258)	(79,580)	(1,382)	(12,431)	(20,463)
Collection of long-term loans	99,435	76,292	80,664	1,514	19,617
Discontinuance of consolidation	-	(2,089)	-	-	(537)
Interest received	18,923	12,361	1,714	1,476	3,178
Net cash provided by (used in) investing activities	(270,267)	(74,738)	(41,095)	37,656	(19,220)

26

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR AND THREE MONTH PERIOD ENDED DECEMBER 31, 2014

(UNAUDITED)

					Convenience
					translation
	Year ended		Three months ended		for the year ended
	December 31		December 31		December 31,
	2013	2014	2013	2014	2014
	NIS				U.S. dollars
	In thousands
CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid to non-controlling interests	(30,723)	(59,379)	(15,505)	(19,093)	(15,267)
Issuance of debentures	732,185	158,102	167,818	-	40,654
Repayment of debentures	(601,147)	(536,259)	(114,217)	(124,511)	(137,891)
Receipt of long-term loans	392,000	768,319	169,386	159,306	197,562
Repayment of long-term loans	(263,151)	(586,396)	(101,682)	(111,070)	(150,783)
Short-term credit from banks and others, net	(301,789)	(45,790)	(10,657)	49,698	(11,774)
Transactions with non-controlling interests in subsidiary without loss of control	50,338	69,695	2,046	69,695	17,921
Settlement of forward contracts	(9,768)	(5,232)	(51)	(5,232)	(1,345)
Interest paid	(250,417)	(220,672)	(61,693)	(61,749)	(56,742)
Net cash provided by (used in) financing activities	(282,472)	(457,612)	35,445	(42,956)	(117,665)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS	51,955	(26,432)	(17,920)	22,244	(6,798)
Translation differences on cash and cash equivalents	(9)	53	15	51	14
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT BEGINNING OF PERIOD	259,045	310,991	328,896	262,317	79,967
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT END OF PERIOD	310,991	284,612	310,991	284,612	73,183

27

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR AND THREE MONTH PERIOD ENDED DECEMBER 31, 2014

(UNAUDITED)

					Convenience
					translation
					for the year
	Year		Three months		ended
	ended December 31,		ended December 31,		December 31
	2013	2014	2013	2014	2014
	NIS				U.S. dollars
	In thousands

(a) Net cash provided by operating activities:
Adjustments for:
Depreciation and amortization	269,141	278,526	66,397	76,303	71,619
Increase in fair value of investment property, net	(47,589)	(50,258)	(31,902)	(30,286)	(12,923)
Share in profit of associates	(27,211)	(37,997)	(6,056)	(13,347)	(9,770)
Dividend received	10,030	38,000	1,280	2,926	9,771
Share based payment	(151)	-	-	-	-
Gain from sale and disposal of property and equipment, net	(2,631)	(77,674)	(8,897)	(19,039)	(19,973)
Provision for impairment of property and equipment, net	20,912	22,000	14,500	22,000	5,657
Loss (gain) from changes in fair value of derivative financial instruments	(8,675)	740	(5,934)	7,140	190
Linkage differences on monetary assets, debentures, loans and other long term liabilities	59,929	(2,367)	998	(91)	(609)
Employee benefit liability, net	(7,631)	(9,579)	(5,042)	2,942	(2,463)
Increase in value of investment in securities, deposits and long-term receivables, net	(11,265)	(12,799)	(5,708)	(5,637)	(3,291)
Interest paid, net	224,462	199,771	57,672	57,726	51,368
Changes in operating assets and liabilities:
Investment in real estate inventories	(2,717)	(3,589)	(1,001)	(951)	(923)
Decrease in trade receivables and other accounts	169,936	173,619	213,655	299,065	44,644
Increase (decrease) in trade payables and other accounts payable	(9,850)	70,166	(286,936)	(277,895)	18,039
Decrease (increase) in inventories	53,821	93,447	(14,929)	48,182	24,029
	690,511	682,006	(11,903)	169,038	175,365

(b) Supplementary information on investing and financing activities not involving cash flows:
Purchase of property and equipment and investment property on credit	48,249	4,228	48,249	4,228	1,087
Proceeds from sale of property and equipment on credit	-	90,486	-	90,486	23,267

28

ALON BLUE SQUARE ISRAEL LTD.

NET LIABILITIES

(UNAUIDITED)

			Convenience
			translation
	December 31,		December 31,
	2013	2014	2014
	NIS		U.S. dollars
	In thousands
	Alon Blue Square*

Cash and cash equivalence	36,974	163,292	41,988
Investment in securities	135,322	87,858	22,591
Total assets	172,296	251,150	64,579
Short term and Long-term debt:
Short term loans from banks	150,013	94,975	24,421
Current maturities of loans from banks	17,735	17,718	4,556
Current maturities of debentures	112,641	47,913	12,320
Commercial papers	120,403	120,337	30,943
Long term loans from banks	141,894	124,115	31,914
Debentures	226,147	316,825	81,467
Total debt	768,833	721,883	185,621
Equity:
Equity attributable to equity holders of the company:	1,054,124	674,699	173,489
Total debt, net	(596,537)	(470,733)	(121,042)

*	Net of grant of loans or loans received from subsidiaries

Net liabilities, Alon Blue Square and fully owned subsidiaries

			Convenience
			translation
	December 31,		December 31,
	2013	2014	2014
	NIS		U.S. dollars
	In thousands
	Alon Blue Square*

Cash and securities	175,830	258,363	66,434
Short term debt	667,735	662,889	170,452
Long term debt	596,974	715,244	183,915

Total debt	1,264,709	1,378,133	354,367
Total debt, net	(1,088,879)	(1,119,770)	(287,933)

Repayment of loans and debentures, Alon Blue Square and fully owned subsidiaries

	2015	2016	2017	2018 and thereafter	Total
	In thousands
Alon solo	65,631	65,631	65,631	309,678	506,571
Subsidiaries	70,762	69,105	61,194	143,989	345,050
	136,393	134,736	126,825	453,667	851,621

29

ALON BLUE SQUARE ISRAEL LTD.

RECONCILIATION BETWEEN NET INCOME FOR THE PERIOD AND ADJUSTED EBITDA

FOR THE YEAR AND THREE MONTH PERIOD ENDED DECEMBER 31, 2014

(UNAUDITED)

					Convenience
					translation
	Year		Three months		for the year ended
	ended December 31,		ended December 31,		December 31,
	2013	2014	2013	2014	2014
	NIS in thousands				U.S. dollars in thousands

Net profit (loss) from continuing operations	(87,414)	(364,896)	12,192	(339,084)	(93,826)
Taxes on income (tax benefit)	(12,667)	209,855	7,104	212,298	53,960
Share in gains of associates	(27,211)	(37,997)	(6,056)	(13,347)	(9,770)
Share in adjusted EBITDA of equity accounted investees	51,125	47,916	14,385	13,645	12,321
Share in EBITDA of branches which were resolved to cease their operation	29,460	54,533	8,522	22,814	14,022
Finance expenses, net	254,016	211,252	44,718	51,862	54,320
Other losses (income), net	21,518	(7,692)	3,678	46,157	(1,979)
Changes in fair value of investment property	(47,589)	(50,258)	(31,902)	(30,286)	(12,923)
Depreciation and amortization	269,141	278,526	66,397	76,303	71,619
Proceeds from sale of property*	11,300	59,261	-	28,419	15,240
Share based payment	(151)	-	-	-	-
Adjusted EBITDA	461,528	400,500	119,038	68,781	102,984

*Comperative figures are represented and include gains from realization of properties. For further information see "Additional Information-Adjusted EBITDA"

30

ALON BLUE SQUARE ISRAEL LTD.

FOR THE YEAR AND THREE MONTH PERIOD ENDED DECEMBER 31, 2014

(UNAUDITED)

Note 1 - Segment reporting

The Company includes segment information according to IFRS 8. The reporting is based on the Company's organizational structure, the internal reporting, the allocation of resources and the decision-making process. The Company presents four reporting segments: Supermarkets – food retail, Fueling and Commercial sites, Houseware and textile, Real Estate in addition to other segment which includes mainly Cellular activity, the Company's share in the issuance and clearance activity of credit cards, the baby products sector and the logistic center in Beer Tuvia. The segments' results, as reviewed by the Chief Operating Decision Maker (CODM) include the operating profit before financial expenses from continuing operations, including the company's share in gains of associates and excluding impairment of excess costs. The segments' results for prior periods were adjusted in order to reflect the segment's results and the adjustment to the results in the consolidated report for those periods from continuing operations.

The Company's operating segments consist of the following:

(1)	Fueling and commercial sites – Through its subsidiary Dor-Alon the Company is engaged in the development, construction and operation of vehicle fueling stations, adjacent commercial centers and independent convenience stores, marketing of fuel products and other products through the fueling stations and convenience stores and direct marketing of distillates to customers. The fueling and commercial sites segment is presented according to the published financial statements of Dor-Alon, with reclassification of credit card fees and with the amortization of the excess of costs arising at the time of acquisition allocated to the reconciliation between the operating profit of the segment and the consolidated operating profit.
(2)	Supermarkets – The Company operates the second largest food retail chain in Israel. Through its subsidiary, Mega Retail Ltd. (“Mega Retail”), which operates Supermarket branches, the Company offers a wide range of food and beverage products and “Non-food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products and “Near-Food” products, such as health and beauty aids, products for infants, cosmetics and hygiene products. As of December 31, 2014, Mega Retail operated 197 supermarkets including branches which were resolved to cease their operation. This segment also includes properties owned through Blue Square Real Estate (“BSRE”), in connection with the supermarket operation of Mega Retail's stores (including warehouses and offices). The results of branches which were resolved to cease their operation including comparative figures that were restated are included in the adjustments of segment results to consolidated profit or loss since the CODM reviews the Supermarkets segment without these branches. The allocation of costs attributed to the branches which were resolved to cease their operation was made based on direct costs and joint expenses that will be saved.
(3)	Houseware and textile –through its subsidiary, Na'aman Group (NV) Ltd. (“Na’aman”), the Company is engaged as retailer and wholesaler in houseware and textile activities. As of December 31, 2014, Na'aman operated 112 stores, some through franchisees. Effective from this quarter, the Company presents in Houseware and textile segment Na'aman Group's houseware and textile activity. Other activities which were included in this segment are presented in others. Comparative figures were classified accordingly. The segment's results are presented according to the published financial statements of Na'aman Group. Amortization of excess costs and impairment of goodwill included in the reconciliation between the operating profit of the segment and the consolidated operating profit.
(4)	Real Estate – Through its subsidiary BSRE the Company is engaged in generating yield from commercial centers, logistics centers and offices, land for the purpose of capital appreciation and deriving long-term yield as well as in the development of the “Wholesale Market” residency project.
(5)	Others – Alon Blue Square through its 100% subsidiary, Alon Cellular Ltd, operates an MVNO network in Israel and through Diners Club Israel Ltd., an associate held at 49%, which operates in the sector of issuance and clearance of YOU credit cards to the customer club members of the group, by Dr. Baby Marketing and Distribution 888 Ltd. 100 % held subsidiary as a retailer and wholesaler in the baby products sector and by Bee Group Ltd.100% held subsidiary which operates the logistic center in Beer Tuvia.

31

ALON BLUE SQUARE ISRAEL LTD.

FOR THE YEAR AND THREE MONTH PERIOD ENDED DECEMBER 31, 2014

(UNAUDITED)

Note 1 - Segment reporting (continued):

	Year ended December 31, 2014
						Adjustments
	Fueling and Commercial sites	Supermarkets	Houseware and textile	Real Estate	Others	Branches resolved to cease their operation	Other adjustments	Total consolidated
	NIS in thousands

Net segment revenues	4,859,627	5,442,942	280,888	51,158	116,949	309,393	-	11,060,957
Inter segment revenues	48,110	-	19,298	-	4,144	-	(71,552)	-
Gross profit (loss)	791,665	1,353,109	166,629	51,158	(8,741)	66,710	(565)	2,419,965
Depreciation and amortization	91,219	146,613	5,949	-	11,361	14,351	9,033	278,526
Segment profit	140,481	39,266	11,549	102,610	(63,970)	(68,885)	(70,363)	90,688
Unallocated corporate expenses								(34,477)
Financial expenses, net								(211,252)
Loss before taxes on income								(155,041)

	Year ended December 31, 2013
							Adjustments
	Fueling and Commercial sites	Supermarkets		Houseware and textile	Real Estate	Others	Branches resolved to cease their operation	Other adjustments	Total consolidated
	NIS in thousands

Net segment revenues	5,140,468	5,773,632		273,084	38,369	104,932	555,837	-	11,886,340
Inter segment revenues	39,385	-		27,467	-	2,577	-	(69,429)	-
Gross profit (loss)	788,619	1,481,685	*	158,163	38,369	(13,408)	119,010	1,070	2,573,508
Depreciation and amortization	88,142	138,930		5,935	-	10,436	18,675	7,023	269,141
Segment profit	138,566	99,245		(1,955)	75,015	(31,029)	(55,308)	(46,575)	177,959
Unallocated corporate expenses									(24,024)
Financial expenses, net									(254,016)
Loss before taxes on income									(100,081)

* Reclassified – see events during the reporting period in Supermarkets segment.

32

ALON BLUE SQUARE ISRAEL LTD.

FOR THE YEAR AND THREE MONTH PERIOD ENDED DECEMBER 31, 2014

(UNAUDITED)

	Three months ended December 31, 2014
						Adjustments
	Fueling and Commercial sites	Supermarkets	Houseware and textile	Real Estate	Others	Branches resolved to cease their operation	Other adjustments	Total consolidated
	NIS in thousands

Net segment revenues	1,143,992	1,291,165	65,894	15,390	30,023	25,321	-	2,571,785
Inter segment revenues	16,685	-	986	-	1,097	-	(18,768)	-
Gross profit (loss)	189,061	287,482	38,087	15,390	(7,461)	1,659	(558)	523,660
Depreciation and amortization	23,582	42,770	1,127	-	3,712	2,384	2,728	76,303
Segment profit	30,629	(29,438)	1,032	43,997	(49,188)	(25,199)	(36,861)	(65,028)
Unallocated corporate expenses								(9,896)
Financial expenses, net								(51,862)
Loss before taxes on income								(126,786)

	Three months ended December 31, 2013
							Adjustments
	Fueling and Commercial sites	Supermarkets		Houseware and textile	Real Estate	Others	Branches resolved to cease their operation	Other adjustments	Total consolidated
	NIS in thousands

Net segment revenues	1,243,066	1,373,812		61,627	9,232	27,622	121,583	-	2,836,942
Inter segment revenues	12,712	-		6,631	-	2,577	-	(21,920)	-
Gross profit (loss)	195,597	355,149	*	35,764	9,232	(2,393)	27,905	354	621,608
Depreciation and amortization	22,041	33,274		1,792	-	2,458	5,076	1,756	66,397
Segment profit	26,147	44,117		(2,907)	39,252	(6,403)	(17,196)	(12,762)	70,248
Unallocated corporate expenses									(6,234)
Financial expenses, net									(44,718)
Profit before taxes on income									19,296

* Reclassified – see events during the reporting period in Supermarkets segment.

33

ALON BLUE SQUARE ISRAEL LTD.

FOR THE YEAR AND THREE MONTH PERIOD ENDED DECEMBER 31, 2014

(UNAUDITED)

Note 1 - Segment reporting (continued):

	Year ended December 31, 2014
						Adjustments
	Fueling and Commercial sites	Supermarkets	Houseware and textile	Real Estate	Others	Branches resolved to cease their operation	Other adjustments	Total consolidated
	U.S. dollars in thousands

Net segment revenues	1,249,583	1,399,574	72,226	13,155	30,072	79,554	-	2,844,164
Inter segment revenues	12,371	-	4,962	-	1,066	-	(18,399)	-
Gross profit (loss)	203,565	347,932	42,846	13,155	(2,248)	17,154	(145)	622,259
Depreciation and amortization	23,456	37,699	1,530	-	2,921	3,690	2,323	71,619
Segment profit	36,123	10,097	2,970	26,385	(16,449)	(17,713)	(18,093)	23,320
Unallocated corporate expenses								(8,866)
Financial expenses, net								(54,320)
Loss before taxes on income								(39,866)

34